Exhibit 99.3

NICE Reports 80% YOY Increase in Digital Interactions for Retailers Over Black
Friday and Cyber Monday Shopping Weekend

 NICE CXone MPower empowers retailers around the world to deliver superior, automated service during peak holiday traffic

Hoboken, N.J., December 4, 2024 – NICE (Nasdaq: NICE) today announced that its CXone MPower AI hyper platform managed a record number of automated customer interactions during the Black Friday and Cyber Monday holiday weekend, as businesses worldwide leaned into automation to meet soaring shopper demands. In addition to the 80% total increase in year-over-year digital interactions for the holiday weekend, NICE reported single-day year-over-year (YOY) spikes of digital interactions during the weekend of 143% and 120%.

The surge in automated digital engagement reinforces the need for businesses to leverage the latest automation technology to seamlessly navigate peak holiday shopping traffic while exceeding customer expectations. NICE CXone Mpower equips businesses to design, build, and automate workflows, agents, and knowledge management, enabling unparalleled efficiency and delivering exceptional digital, automated customer experiences. As businesses gear up for the remainder of the holiday season, CXone MPower continues to help organizations excel during every critical moment.

“The Black Friday and Cyber Monday rush is always a challenge, and this year we were able to handle it better than ever with NICE’s support. From guiding customers to the perfect gift to resolving inquiries in real time, NICE empowered us to stay responsive and make every interaction, whether by phone, chat, or email, a positive experience. Our customers noticed the difference, and so did we,” said Jeffrey Fawcett, Director, Call Center & Training, Wine Country Gift Baskets.

“With higher digital interaction volume, the need to fully automate customer service is becoming the top priority for enterprises,” said Barak Eilam, CEO, NICE. “Today’s consumers demand immaculate service that is predictive, proactive, and automated. With CXone MPower, businesses aren’t just surviving the holiday rush—they are revolutionizing their customer service. CXone Mpower leverages the power of AI and automation to enable businesses to anticipate customers’ needs to deliver exceptional experiences in the moments that matter most.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.